FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of JUNE 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated June 5, 2006

2.

Report of Voting Results

3.

News Release dated June 19, 2006

4.

News Release dated June 21, 2006

5.

Material Change Report dated June 21, 2006 (re: June 21//06 news release)

6.

Material Change Report dated June 21, 2006 (re: May 31//06 news release)

7.

Material Change Report dated June 21, 2006 (re: May 17//06 news release)

8.

Material Change Report dated June 21, 2006 (re: May 15//06 news release)

9.

Material Change Report dated June 21, 2006 (re: May 12//06 news release)

10.

Material Change Report dated June 21, 2006 (re: June 5//06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: July 6, 2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Plan of Arrangement - Petaquilla Copper Ltd.

Vancouver, BC – June 5, 2006: Michael Levy, the President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”), reminds shareholders that the Company’s Annual and Special General Meeting of shareholders will be held tomorrow (Tuesday, June 6, 2006) in Panama City, Republic of Panama.

At the Meeting, shareholders will be asked to approve a plan of arrangement (the “Arrangement”) whereby the Company will transfer the Petaquilla Copper Project in Panama to a newly-formed company called Petaquilla Copper Ltd. (“Copper”).  The result of the Arrangement, if approved by the shareholders, will be that each shareholder of Petaquilla Minerals Ltd. (“PTQ”), will receive one share of Copper, and will continue to hold one share of PTQ, for each one share of PTQ held on the effective date of the Arrangement.  The effective date of the Arrangement is expected to be in late-June 2006.

PTQ will continue the development of the wholly-owned Molejon Gold Project.  Copper will be making application to list its shares on the Toronto Stock Exchange.

In addition to shareholder approval, the Arrangement is subject to Court and Toronto Stock Exchange approvals.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Results of Annual General Meeting

Vancouver, BC – June 19, 2006:  Michael Levy, the President of Petaquilla Minerals Ltd. (“PTQ” or the “Company”), is pleased to announce that shareholders overwhelmingly approved all resolutions brought before them at the Company’s Annual and Special Meeting held in Panama City, Panama, on June 6, 2006

Significant shareholders, investment bankers, and prominent analysts were present at the meeting and, subsequently, were provided with a tour of the Molejon Gold and the Petaquilla Copper project sites.

Highlights of the meeting include:

Election of Directors

The following board members stood for election and were duly re-elected: Michael Levy; Richard Fifer; Marco Tejeira, and John Cook.   Dr. Ralph Ansley was proposed for appointment for the first time and was duly appointed to the Board. The Company’s Board of Directors, as of the AGM, is now comprised of a majority of independent directors.

Dr. Ansley formerly served on the Company’s Advisory Board.  He is based in Sydney, Australia, where he acts as a consultant to the mining industry.  He is the former manager of Mining and Metals Engineering for Bechtel and has over 40 years experience in the mining industry.

Shareholder Rights Plan of PTQ

Shareholders confirmed the Shareholder Rights Plan agreement dated as of March 7, 2006, designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of PTQ.

The Shareholder Rights Plan has been submitted to the TSX and remains subject to TSX approval.

Authorized Capital

Shareholders approved a special resolution to change the authorized capital of the Company to an unlimited number of common shares without par value and an unlimited number of preference shares without par value.  The Company believes that limiting the authorized capital has no practical benefit and may delay and add cost to future capital raising activities.

Stock Options Granted in Excess of Stock Option Plan

Shareholders, by way of a disinterested shareholder vote, approved the grant of stock options that had been granted by the Company’s management in excess of the Company’s Stock Option Plan.  These stock options had been granted as incentives in order to recruit and to retain the services of experienced personnel.  The options were granted on the express condition that they could not be exercised until they had been approved by the disinterested shareholders of the Company.

Adoption of Amended and Restated Stock Option Plan

Shareholders, by way of a disinterested shareholder vote, approved the adoption of an Amended and Restated Stock Option Plan to increase the maximum number of PTQ common shares that may the subject of options to 10,000,000.   This will serve to promote the interests of PTQ and its shareholders by strengthening the Company’s ability to attract and retain persons of experience and ability to serve as directors, officers, consultants or employees.

Adoption of the Amended Plan is subject to TSX approval.

Plan of Arrangement

In a key step in the development of the Company’s Panamanian assets, shareholders approved a special resolution to adopt a Plan of Arrangement (the “Arrangement”) to reorganize PTQ into two publicly traded companies, Petaquilla Minerals Ltd. and Petaquilla Copper Ltd. (“Copper”).  As a result of the Arrangement, shareholders of PTQ will ultimately hold one New PTQ Common Share and one Copper Common Share, for each one PTQ Common Share held on the effective date, which is expected to be later this month.

The Company believes the creation of two separate public companies dedicated to the pursuit of their respective businesses will focus the efforts of each company and provide PTQ shareholders with additional investment choices and enhanced flexibility.  PTQ will focus on the development of the Molejon Gold Project, which is in the advanced development and pre-production phase, and the exploration and development of additional gold properties in Panama.  Copper will focus on the Petaquilla Copper Project, one of the largest undeveloped porphyry copper properties in the world.

As part of the Arrangement, PTQ will effectively transfer the copper assets within the Ley Petaquilla concession lands to Copper.  The Ley Petaquilla concession lands are held by Minera Petaquilla, S.A., which will, following the transfer from PTQ to Copper, be owned by Copper and Inmet Mining Corporation as to 52% and 48% interests respectively.  Teck Cominco Ltd. has the right to acquire one-half of Copper’s interest by satisfying various requirements, including the preparation and funding of a final bankable feasibility study, and the provision to fund all of PTQ’s share of costs to commercial production.

As reported in the Company’s news release dated April 27, 2006, the shareholders of Minera Petaquilla, S.A. have agreed to revise and update the January 1998 Feasibility Study completed by H.A. Simons (now AMEC) for the Petaquilla Copper Project, to more accurately reflect current prices and technological advances.

This is an appropriate time for PTQ to separate into two distinct companies as the Molejon Gold Project is expected to achieve commercial production in less than a year and the Petaquilla Copper Project is currently in the process of a revision to the 1998 feasibility study.  As such, the business focus for each project will be quite different and will require different skill sets.

Under the Arrangement, the current shareholders of PTQ will continue to participate in the development of the Molejon Gold Project and the Petaquilla Copper Project through their shareholdings in PTQ and Copper, respectively.   Immediately upon completion of the Arrangement, PTQ will own 20% of the issued shares of Copper and will have the right to participate on a pro rata basis in all private placements of Copper.

Conditional on the Arrangement becoming effective, shareholders also approved three further resolutions:

•

To adopt the stock option plan of PTQ fixing the maximum number of shares that may be the subject of options at 8,500,000;

•

To adopt the stock option plan of Copper fixing the maximum number of shares that may be the subject of options at 10,500,000;

•

To adopt the shareholder rights plan agreement of Copper as of June 6, 2006.

As the Arrangement remains subject to Court and Regulatory approvals, the Company is actively pursuing the required applications to the Toronto Stock Exchange and regulatory authorities to give effect to the various terms of the Arrangement.  The Company will be submitting the Arrangement to the Supreme Court of British Columbia on June 19, 2006.  Following the effective date of the Arrangement, Copper will continue with its application to become listed on the Toronto Stock Exchange.

Other AGM Results

Davidson & Company, Chartered Accountants, were re-appointed as auditors of the Company for the ensuing year, and the directors were authorized to fix the remuneration to be paid to the auditors.

The statements contained in this news release that are not purely historical are forward-looking statements.  Forward-looking statements may relate to the success of any of the Company’s strategic initiatives, the Company’s expectations, beliefs, growth and future prospects, and the Company’s position in the market and future opportunities therein.  Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected.  All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Molejon Drilling Intercepts More Gold Mineralisation

Vancouver, BC – June 21, 2006:  Michael Levy, the President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”), is pleased to announce that analytical results are now available from ALS Chemex for thirty more holes of the Company’s diamond drilling program at the Molejon gold deposit. New core hole data for the 100% owned Molejon gold project, west of Panama City, Panama, with material gold interceptions are identified in the table below:

Hole #	Interval m	Thickness m	grade g/tonne	Host rock
MO-06-34	0 - 7.0	7.0	6.3	SAP, QV, QZBX, FSPO
MO-06-35	0 – 8.0	8.0	4.1	SAP, FQPO
	12.0 – 14.0	2.0	1.7	FQPO
	24.0 – 26.0	2.0	1.1	FQPO
	28.0 – 30.0	2.0	1.3	FQPO
	32.0 – 41.0	9.0	7.0	FQPO, QZBX
	43.0 – 44.3	1.3	1.4	QZBX
	47.5 – 51.8	4.3	2.2	QZBX, BRHM
MO-06-36	1.7 – 9.5	7.8	5.2	QZBX
MO-06-37	-	-	-	-
MO-06-38	0 – 10.0	10.0	1.0	FQPO, BRHM
MO-06-39	17.9 – 19.9	2.0	1.4	QZBX
MO-06-40	8.0 – 16.0	8.0	1.3	FQPO
	20.0 -31.0	11.0	13.7	QZBX
	56.5 – 58.0	1.5	1.5	QXBX
MO-06-41	16.0 – 25.0	9.0	8.5	FSPO, QZBX
	36.5 – 38.0	1.5	9.3	FSPO
MO-06-42	7.5 – 13.5	6.0	1.3	QZBX
	18.O – 22.5	4.5	2.9	QZBX
MO-06-43	23.3 – 31.3	8.0	18.3	BR, QZBX
	41.3 – 42.6	1.3	4.1	QZBX
	53.6 – 54.6	1.0	2.0	QZBX
MO-06-44	2.0 – 8.0	6.0	2.3	FQPO
	13.5 – 20.0	6.5	8.9	BR
MO-06-45	0 – 10.0	10.0	5.9	SAP
	14.0 – 18.9	4.9	1.5	FSPO, QZBX, ANDS
MO-06-46	0 – 8.0	8.0	4.2	SAP
	11.9 – 32.0	20.2	3.6	FQPO, QZBX, BR, QV
MO-06-47	0 – 10.0	10.0	5.0	SAP
	24.4 – 28.9	4.5	3.4	QZBX, FSPO
	52.0 – 55.6	3.6	1.7	QZBX, ANBR
MO-06-48	0 – 6.0	6.0	1.7	SAP
	10.0 – 25.0	15.0	2.9	FQPO, QZBX, BR
MO-06-49	41.2 – 44.4	3.2	1.2	QZBX
	68.0 – 83.4	15.4	3.6	ANPO, QZBX, QV, ANBR
	86.4 – 87.9	1.5	1.1	QV
MO-06-50	0 – 27.4	27.4	4.3	SAP, FSPO, QZBX
	30.7 – 37.5	6.8	1.4	QZBX
MO-06-51	27.0 – 28.3	1.3	2.0	QV
	31.2 – 47.2	16.0	4.9	QZBX, FSPO
	55.0 – 61.6	6.6	2.6	FSPO, QZBX
	65.2 – 67.9	2.7	1.1	QZBX, SC
MO-06-52	0 -20.0	20.0	2.6	SAP
	23.5 – 31.6	8.1	5.7	QZBX, FSPO
	36.1 – 40.6	4.5	1.1	FSPO, QZBX
	42.7 – 47.2	4.5	1.2	QZBX, FSPO
MO-06-53	0 – 9.4	9.4	2.1	SAP, QZBX
MO-06-54	44.0 – 48.0	4.0	2.2	FQPO
	56.0 – 58.0	2.0	1.1	FQPO
	75.3 – 92.7	17.4	7.0	FQPO
MO-06-55	2.0 – 16.5	14.5	5.2	SAP, QZBX
MO-06-56	8.0 – 21.2	13.2	2.3	QZBX, FSPO
	27.0 – 29.2	2.2	1.1	FSPO
	32.6 – 58.6	2.6	2.5	QZBX, FSPO
	79.0 – 86-8	7.7	1.0	QZBX
MO-06-57	0 - 16.3	16.3	8.5	FSPO, QZBX
MO-06-58	0 – 16.4	16.4	3.1	FSPO, QZBX
MO-06-59	0 – 13.5	13.5	7.7	FQPO, BR, SC
MO-06-60	79.8 – 82.7	2.5	10.1	BR
	87.0 – 89.0	2.0	1.5	ANPO
MO-06-61	5.3 – 15.1	9.8	6.3	BR
	23.9 – 29.9	6.0	1.0	BR
MO-06-62	2.0 – 19.0	17.0	1.5	SAP, BR, FSPO
	20.5 – 35.5	16.0	3.6	BR, FSPO
MO-06-63	4.5 – 9.0	4.5	6.0	FQPO, BR
MO-06-65	-	-	-	-

SAP – Saprolite (weathered bedrock)

QZBX - Quartz Breccia

SC – Stockwork

FQPO - Feldspar- Quartz Porphyry

FSPO - Feldspar Porphyry

ANBR – Andesite Breccia

QV - Quartz Vein and Calcite Stockwork

BRHM – Homolithic Breccia

ANDS - Andesite

ANPO – Porphyry Andesite

BR – Breccia

Note: Due to the dip of the strata, the thicknesses may not always represent true width.  However, most holes were directionally drilled to normally intersect (re: at 90°) the mineralized beds for purposes of obtaining as close to a true width as possible.

Shallow core holes MO-06-34, 36, 38, 39, 42, 44, 46, 48, 53, 55, 57, 58, 59, 61, 63, and 65 were drilled in the northwestern part of the deposit.  About half of these holes were confirmatory drill holes while the others were “infill or step-outs” from prior drilling.  These “step-outs” were used to define the outline of the mineralisation or to identify extensions.  Several of these holes have very significant interceptions of gold mineralisation in saprolite and quartz breccia.

The remainder of the test holes were drilled in the vicinity of the main mineralisation trend in the southeastern part of the deposit as follows:

•

Core hole MO-06-35 was drilled directionally between mineralised holes MO-06-30 and MO-06-12 confirming the continuity of mineralisation between the holes.

•

Core hole MO-06-40 was directionally drilled between MO-06-11 and barren hole MO-06-06 encountering favorable interceptions of high grade extending from the top of the hill to below the present creek bottom.

•

Core holes MO-06-37, 41 and 43 were drilled at the same location but at different orientations.  MO-06-41 and MO-06-43 had very good interceptions while MO-06-37 did not, thus defining a northeastern edge of the prospective pit area.

•

Core hole MO-06-45 was drilled to determine if a previously mapped zone was barren with unexpectedly favorable results.

•

Core hole MO-06-50 was a “twin hole” to prior core hole MO-94-057 drilled by Adrian Resources in 1994.  The twinned hole demonstrated remarkably similar assay values and thickness intervals to the original hole.

•

Core holes MO-06-47 and MO-06-52 were directionally drilled at the MO-06-50 location and encountered multiple zones of shallow gold mineralisation.   These holes will help to better define the orientation of the mineralized zones that were previously projected incorrectly when these drill holes were lacking.

•

Core hole MO-06-54 was drilled as an off-set to MO-06-21 to further define a thick deep zone of mineralisation below the shallow zones.

•

Core holes MO-06-49 and MO-06-51 were drilled at opposite angles from the prior location, MO-95-208 drilled in 1995 by Adrian Resources.  This new drilling not only supports the prior drilling but extends the mineralisation trend in either direction.

•

Core holes MO-06-56 and MO-06-62 have been drilled outside of the proposed pit area between two previous test holes MO-94-095 and MO-95-242.  Both holes display thick zones of low-grade mineralisation.

•

Core hole MO-06-60 was drilled to the west in the proposed pit area to test the deeper trends.

An encouraging result of this recent drilling is the broader distribution of the gold mineralisation in zones other than the quartz breccia.  Much of the recently intercepted mineralisation is in porphyritic andesite (feldspar and quartz porphyries – FQPO).

The current results adjoin with the data received from the SRK study reported in the Company’s news release dated October 26, 2005, and are one more step in the process to bring the Molejon deposit to a 43-101 measured resource under the auspices of SRK, who are now on site.

Some highlights of the Oct 26/05 news release are as follows:

“The 2005 (SRK) Report estimates the inferred mineral resource of the Molejon Deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

This 2005 Report represents an increase of 35% over a 1995 pre 43-101 resource estimate of 7.8 million tonnes grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

The 2005 SRK Report also includes additional analysis of the sensitivity of Molejon tonnes and grade at various cut-offs. For example, a cut-off grade of 3.0 g/t results in 3.3 million tonnes grading 5.3 g/t for total contained gold of 560,000 ounces.

SRK was contracted to complete a database audit, resource estimate and an encompassing NI 43-101 Technical Report to be used in support of an Issuer Disclosure of mineral resources and fulfills a requirement for a resource estimate in Petaquilla’s Mine Development Plan that was approved by the government of Panama in September 2005 (see the Company’s news release dated September 26, 2005).

The study included a complete review of the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

The database audit and resource estimate was completed by George H. Wahl (“GHW”), an associate of SRK and a Qualified Person as defined by NI-43-101 as well as a P.Geo. registered with the Association of Professional Geoscientists of Ontario.”

The on-site independent QP, Sean C. Muller, P. Geo., has observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet NI 43-101 standards.  Strict QA/QC protocols have been defined and implemented under Mr. Muller’s supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

Petaquilla Minerals Ltd. has core-drilled nearly 5000 metres of a 7000-metre core drilling program and will continue drilling over the next couple of months.   Complete data from the drill program will be available on the Company’s website.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

June 21, 2006

Item 3.

News Release

The Company’s news release dated June 21, 2006, was disseminated by CCN Matthews on June 21, 2006.

Item 4.

Summary of Material Change

The Company announced that analytical results are now available from ALS Chemex for thirty more holes of the Company’s diamond drilling program at the Molejon gold deposit.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Micheal Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated June 21, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Molejon Drilling Intercepts More Gold Mineralisation

Vancouver, BC – June 21, 2006:  Michael Levy, the President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”), is pleased to announce that analytical results are now available from ALS Chemex for thirty more holes of the Company’s diamond drilling program at the Molejon gold deposit. New core hole data for the 100% owned Molejon gold project, west of Panama City, Panama, with material gold interceptions are identified in the table below:

Hole #	Interval m	Thickness m	grade g/tonne	Host rock
MO-06-34	0 - 7.0	7.0	6.3	SAP, QV, QZBX, FSPO
MO-06-35	0 – 8.0	8.0	4.1	SAP, FQPO
	12.0 – 14.0	2.0	1.7	FQPO
	24.0 – 26.0	2.0	1.1	FQPO
	28.0 – 30.0	2.0	1.3	FQPO
	32.0 – 41.0	9.0	7.0	FQPO, QZBX
	43.0 – 44.3	1.3	1.4	QZBX
	47.5 – 51.8	4.3	2.2	QZBX, BRHM
MO-06-36	1.7 – 9.5	7.8	5.2	QZBX
MO-06-37	-	-	-	-
MO-06-38	0 – 10.0	10.0	1.0	FQPO, BRHM
MO-06-39	17.9 – 19.9	2.0	1.4	QZBX
MO-06-40	8.0 – 16.0	8.0	1.3	FQPO
	20.0 -31.0	11.0	13.7	QZBX
	56.5 – 58.0	1.5	1.5	QXBX
MO-06-41	16.0 – 25.0	9.0	8.5	FSPO, QZBX
	36.5 – 38.0	1.5	9.3	FSPO
MO-06-42	7.5 – 13.5	6.0	1.3	QZBX
	18.O – 22.5	4.5	2.9	QZBX
MO-06-43	23.3 – 31.3	8.0	18.3	BR, QZBX
	41.3 – 42.6	1.3	4.1	QZBX
	53.6 – 54.6	1.0	2.0	QZBX
MO-06-44	2.0 – 8.0	6.0	2.3	FQPO
	13.5 – 20.0	6.5	8.9	BR
MO-06-45	0 – 10.0	10.0	5.9	SAP
	14.0 – 18.9	4.9	1.5	FSPO, QZBX, ANDS
MO-06-46	0 – 8.0	8.0	4.2	SAP
	11.9 – 32.0	20.2	3.6	FQPO, QZBX, BR, QV
MO-06-47	0 – 10.0	10.0	5.0	SAP
	24.4 – 28.9	4.5	3.4	QZBX, FSPO
	52.0 – 55.6	3.6	1.7	QZBX, ANBR
MO-06-48	0 – 6.0	6.0	1.7	SAP
	10.0 – 25.0	15.0	2.9	FQPO, QZBX, BR
MO-06-49	41.2 – 44.4	3.2	1.2	QZBX
	68.0 – 83.4	15.4	3.6	ANPO, QZBX, QV, ANBR
	86.4 – 87.9	1.5	1.1	QV
MO-06-50	0 – 27.4	27.4	4.3	SAP, FSPO, QZBX
	30.7 – 37.5	6.8	1.4	QZBX
MO-06-51	27.0 – 28.3	1.3	2.0	QV
	31.2 – 47.2	16.0	4.9	QZBX, FSPO
	55.0 – 61.6	6.6	2.6	FSPO, QZBX
	65.2 – 67.9	2.7	1.1	QZBX, SC
MO-06-52	0 -20.0	20.0	2.6	SAP
	23.5 – 31.6	8.1	5.7	QZBX, FSPO
	36.1 – 40.6	4.5	1.1	FSPO, QZBX
	42.7 – 47.2	4.5	1.2	QZBX, FSPO
MO-06-53	0 – 9.4	9.4	2.1	SAP, QZBX
MO-06-54	44.0 – 48.0	4.0	2.2	FQPO
	56.0 – 58.0	2.0	1.1	FQPO
	75.3 – 92.7	17.4	7.0	FQPO
MO-06-55	2.0 – 16.5	14.5	5.2	SAP, QZBX
MO-06-56	8.0 – 21.2	13.2	2.3	QZBX, FSPO
	27.0 – 29.2	2.2	1.1	FSPO
	32.6 – 58.6	2.6	2.5	QZBX, FSPO
	79.0 – 86-8	7.7	1.0	QZBX
MO-06-57	0 - 16.3	16.3	8.5	FSPO, QZBX
MO-06-58	0 – 16.4	16.4	3.1	FSPO, QZBX
MO-06-59	0 – 13.5	13.5	7.7	FQPO, BR, SC
MO-06-60	79.8 – 82.7	2.5	10.1	BR
	87.0 – 89.0	2.0	1.5	ANPO
MO-06-61	5.3 – 15.1	9.8	6.3	BR
	23.9 – 29.9	6.0	1.0	BR
MO-06-62	2.0 – 19.0	17.0	1.5	SAP, BR, FSPO
	20.5 – 35.5	16.0	3.6	BR, FSPO
MO-06-63	4.5 – 9.0	4.5	6.0	FQPO, BR
MO-06-65	-	-	-	-

SAP – Saprolite (weathered bedrock)

QZBX - Quartz Breccia

SC – Stockwork

FQPO - Feldspar- Quartz Porphyry

FSPO - Feldspar Porphyry

ANBR – Andesite Breccia

QV - Quartz Vein and Calcite Stockwork

BRHM – Homolithic Breccia

ANDS - Andesite

ANPO – Porphyry Andesite

BR – Breccia

Note: Due to the dip of the strata, the thicknesses may not always represent true width.  However, most holes were directionally drilled to normally intersect (re: at 90°) the mineralized beds for purposes of obtaining as close to a true width as possible.

Shallow core holes MO-06-34, 36, 38, 39, 42, 44, 46, 48, 53, 55, 57, 58, 59, 61, 63, and 65 were drilled in the northwestern part of the deposit.  About half of these holes were confirmatory drill holes while the others were “infill or step-outs” from prior drilling.  These “step-outs” were used to define the outline of the mineralisation or to identify extensions.  Several of these holes have very significant interceptions of gold mineralisation in saprolite and quartz breccia.

The remainder of the test holes were drilled in the vicinity of the main mineralisation trend in the southeastern part of the deposit as follows:

•

Core hole MO-06-35 was drilled directionally between mineralised holes MO-06-30 and MO-06-12 confirming the continuity of mineralisation between the holes.

•

Core hole MO-06-40 was directionally drilled between MO-06-11 and barren hole MO-06-06 encountering favorable interceptions of high grade extending from the top of the hill to below the present creek bottom.

•

Core holes MO-06-37, 41 and 43 were drilled at the same location but at different orientations.  MO-06-41 and MO-06-43 had very good interceptions while MO-06-37 did not, thus defining a northeastern edge of the prospective pit area.

•

Core hole MO-06-45 was drilled to determine if a previously mapped zone was barren with unexpectedly favorable results.

•

Core hole MO-06-50 was a “twin hole” to prior core hole MO-94-057 drilled by Adrian Resources in 1994.  The twinned hole demonstrated remarkably similar assay values and thickness intervals to the original hole.

•

Core holes MO-06-47 and MO-06-52 were directionally drilled at the MO-06-50 location and encountered multiple zones of shallow gold mineralisation.   These holes will help to better define the orientation of the mineralized zones that were previously projected incorrectly when these drill holes were lacking.

•

Core hole MO-06-54 was drilled as an off-set to MO-06-21 to further define a thick deep zone of mineralisation below the shallow zones.

•

Core holes MO-06-49 and MO-06-51 were drilled at opposite angles from the prior location, MO-95-208 drilled in 1995 by Adrian Resources.  This new drilling not only supports the prior drilling but extends the mineralisation trend in either direction.

•

Core holes MO-06-56 and MO-06-62 have been drilled outside of the proposed pit area between two previous test holes MO-94-095 and MO-95-242.  Both holes display thick zones of low-grade mineralisation.

•

Core hole MO-06-60 was drilled to the west in the proposed pit area to test the deeper trends.

An encouraging result of this recent drilling is the broader distribution of the gold mineralisation in zones other than the quartz breccia.  Much of the recently intercepted mineralisation is in porphyritic andesite (feldspar and quartz porphyries – FQPO).

The current results adjoin with the data received from the SRK study reported in the Company’s news release dated October 26, 2005, and are one more step in the process to bring the Molejon deposit to a 43-101 measured resource under the auspices of SRK, who are now on site.

Some highlights of the Oct 26/05 news release are as follows:

“The 2005 (SRK) Report estimates the inferred mineral resource of the Molejon Deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

This 2005 Report represents an increase of 35% over a 1995 pre 43-101 resource estimate of 7.8 million tonnes grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

The 2005 SRK Report also includes additional analysis of the sensitivity of Molejon tonnes and grade at various cut-offs. For example, a cut-off grade of 3.0 g/t results in 3.3 million tonnes grading 5.3 g/t for total contained gold of 560,000 ounces.

SRK was contracted to complete a database audit, resource estimate and an encompassing NI 43-101 Technical Report to be used in support of an Issuer Disclosure of mineral resources and fulfills a requirement for a resource estimate in Petaquilla’s Mine Development Plan that was approved by the government of Panama in September 2005 (see the Company’s news release dated September 26, 2005).

The study included a complete review of the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

The database audit and resource estimate was completed by George H. Wahl (“GHW”), an associate of SRK and a Qualified Person as defined by NI-43-101 as well as a P.Geo. registered with the Association of Professional Geoscientists of Ontario.”

The on-site independent QP, Sean C. Muller, P. Geo., has observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet NI 43-101 standards.  Strict QA/QC protocols have been defined and implemented under Mr. Muller’s supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

Petaquilla Minerals Ltd. has core-drilled nearly 5000 metres of a 7000-metre core drilling program and will continue drilling over the next couple of months.   Complete data from the drill program will be available on the Company’s website.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

May 31, 2006

Item 3.

News Release

The Company’s news release dated May 31, 2006, was disseminated by CCN Matthews on May 31, 2006.

Item 4.

Summary of Material Change

The Company reminded shareholders that it will be holding an Annual and Special General Meeting of shareholders on Tuesday, June 6, 2006, in Panama City, Republic of Panama.  At the Meeting, in addition to the routine business, the shareholders will be asked to approve a plan of arrangement (the “Arrangement”) whereby the Company will transfer the Petaquilla Copper Project in Panama to a newly-formed company called Petaquilla Copper Ltd. (“Copper”).

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Micheal Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated June 21, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy

President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Copper Ltd.

Vancouver, BC – May 31, 2006: Michael Levy, the President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”), reminds shareholders that the Company will be holding an Annual and Special General Meeting of shareholders on Tuesday, June 6, 2006, in Panama City, Republic of Panama.

At the Meeting, in addition to the routine business, the shareholders will be asked to approve a plan of arrangement (the “Arrangement”) whereby the Company will transfer the Petaquilla Copper Project in Panama to a newly-formed company called Petaquilla Copper Ltd. (“Copper”).  The result of the Arrangement, if approved by the shareholders, will be that each shareholder of Petaquilla Minerals Ltd. (“PTQ”), will receive one share of Copper, and will continue to hold one share of PTQ, for each one share of PTQ held on the effective date of the Arrangement.  The effective date of the Arrangement is expected to be in late-June 2006.

PTQ will continue the development of the wholly-owned Molejon Gold Project.  Copper will be making application to list its shares on the Toronto Stock Exchange.

In addition to shareholder approval, the Arrangement is subject to Court and Toronto Stock Exchange approvals.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

May 17, 2006

Item 3.

News Release

The Company’s news release dated May 17, 2006, was disseminated by CCN Matthews on May 17, 2006.

Item 4.

Summary of Material Change

The Company announced that it has entered into an agreement with Eurogold Mining, Inc. (“Eurogold”), for the exploration and development of the San Juan Concessions in Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Micheal Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated June 21, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy

President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Signs Agreement with Eurogold Mining Inc.

Vancouver, BC – May 17, 2006:  Mr. Michael Levy, the President of Petaquilla Minerals Ltd. (“the Company”), is pleased to announce that the Company has entered into an agreement with Eurogold Mining, Inc. (“Eurogold”), for the exploration and development of the San Juan Concessions in Panama. The San Juan Property is adjacent to the Company’s Molejon Gold Project and the Petaquilla porphyry copper project in west central Panama.  Eurogold is a private Nevada company.

Under the agreement, Eurogold may earn a 60% interest in the San Juan Property by incurring exploration expenditures of at least US$6,000,000, by paying Petaquilla US$600,000 in cash and by causing to be issued to Petaquilla 3,000,000 shares of the public company (“Pubco”) to which Eurogold will assign its interest in the property, all over a period of three years. If Pubco acquires a 60% interest in the property, it may increase its interest to 70% by incurring US$3,000,000 in additional exploration expenditures in the fourth year. The Company will be the operator of the project.

The Company is pleased to have Eurogold and Pubco join the Company and its partners in the increasing levels of exploration and development in the Cerro Petaquilla area of the Republic of Panama.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

May 15, 2006

Item 3.

News Release

The Company’s news release dated May 15, 2006, was disseminated by CCN Matthews on May 15, 2006.

Item 4.

Summary of Material Change

The Company announced that analytical results are available from ALS Chemex for sixteen more holes of the 58-hole diamond drilling program at the Molejon gold deposit.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Micheal Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated June 21, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy

President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

More Gold Intercepted in Molejon Drilling

Vancouver, BC – May 15, 2006:  Michael Levy, the president of Petaquilla Minerals Ltd., is pleased to announce that analytical results are now available from ALS Chemex for sixteen more holes of the 58-hole diamond drilling program at the Molejon gold deposit. New core hole data for the 100% owned Molejon gold project, west of Panama City, Panama with material gold interceptions identified in the table below:

Hole #	Interval M	thickness m	grade g/tonne	Host rock
MO-06-18	4.0 – 13.0	9.0	1.1	SAP, FQPO
MO-06-19	1.0 – 5.9	4.9	1.2	SAP, QZBX
	16.4 – 20.8	4.4	2.0	SAP, QZBX, FSPO
	32.0 – 41.0	9.0	2.4	FSPO, QV
MO-06-20	50.1 – 61.7	11.6	16.4	QV, FQPO
MO-06-21	44.0 – 48.0	4.0	2.5	FQPO
	54.0 – 62.0	8.0	2.8	FQPO
	68.0 – 86.9	18.9	6.1	FQPO, QV, QZBX
MO-06-22	0 – 14.4	14.0	2.8	FSPO, QZBX
MO-06-23	0 - 20.0	20.0	5.5	SAP, QZBX, FSPO
MO-06-24	46.6 – 84.3	38.0	6.82	FQPO, QV
MO-06-25	0.0 - 15.2	15.2	8.51	SAP, QZBX, FSPO
	19.7 – 20.8	1.1	1.64	QZBX
	31.1 – 32.2	1.1	2.05	QZBX
	40.9 – 42.2	1.3	2.75	QV
MO-06-26	4.0 – 6.3	2.3	2.83	FQPO, SAP
MO-06-27	9.0 – 13.3	4.3	1.76	FSPO, QZBX
MO-06-28	0.0 – 17.8	17.8	8.51	SAP, QZBX, FSPO
	19.4 – 23.8	4.4	5.66	QZBX
MO-06-29	3.1 – 5.1	2.0	1.10	FQPO
	10.6 – 26.6	16.0	2.22	QZBX, FSPO
MO-06-30	0.0 – 12.0	12.0	1.22	SAP, FQPO
	14.0 – 48.0	34.0	3.81	FQPO, QV, BRHM
	64.0 – 66.0	2.0	1.08	BRHM
MO-06-31	8.0 – 12.0	4.0	1.53	SAP
	15.5 – 24.9	9.4	6.04	SAP, QZBX, FSPO, QV
	25.8 – 26.4	0.6	3.63	QZBX
MO-06-32	0.0 – 6.0	6.0	10.0	SAP
MO-06-33	0.0 – 2.0	2.0	1.3	SAP
	16.0 – 18.0	2.0	1.79	SAP
	21.2 – 31.1	9.9	7.70	FQPO, QZBX, QV, BRHM
	32.6 – 34.6	2.0	1.84	BRHM
	37.7 – 40.5	2.8	7.0	QV

SAP – Saprolite (weathered bedrock)

QZBX - Quartz Breccia

FQPO - Feldspar- Quartz Porphyry

FSPO - Feldspar Porphyry

QV - Quartz Vein and Calcite Stockwork

BRHM – Homolithic Breccia

Note: Due to the dip of the strata, the thicknesses may not always represent true width.  However, most holes were directionally drilled to normally intersect (re: at 90°) the mineralized beds for purposes of obtaining as close to a true width as possible.

In-fill drilling in an area with limited drill hole control has produced unexpectedly favorable results

(re: core hole MO-06-20).  This high-grade, gold mineralization occurs in a massive bluish-white quartz vein.  Additional drilling in this area is expected as a result of this new information.

New drill data (MO-06-19 and MO-06-21) also confirm that gold mineralization occurs in up to three stacked horizons. Shallow gold mineralization is widespread throughout the deposit (MO-06-18, MO-06-19, MO-06-22 and MO-06-23).

MO-06-24 that was drilled in the southeast portion of the Molejon deposit shows a thick, high-grade extension zone encountered recently in MO-06-20.  Both holes are in an area of limited historical data.  Approximately 125 meters to the east, the upper gold interception in MO-06-25 shows continuity with proximal MO-06-23 and MO-06-28.  Several additional core holes are planned for this relatively untested and promising area.

While the thin, low-grade gold interceptions in MO-06-26 and MO-06-27 are disappointing, both holes lie to the northwest of the zone planned for mining.  These holes have been drilled as off-set twins to core holes drilled in 1995.  However, MO-06-29 and MO-06-32 drilled just north of MO-06-26 and MO-06-27 do confirm that thick shallow mineralization can be found in the northwest area. Drill holes 31 and 33 were drilled from the same drill platform. MO-06-31 was drilled at -74º on azimuth 150º and MO-06-33 was drilled at -75º on azimuth 330º.

The results confirm the results of Adrian’s 1994-1995 program, and the results from the current program, when complete, are anticipated to be capable of providing a reliable basis for resource estimation and pit modeling.  The new assay results have further revealed the presence of gold in multiple host rocks.  Up to now, the theory was that the gold was only associated with the massive quartz breccias.  Recent analytical data have shown that gold is also associated with feldspar quartz porphyries that have undergone prophilitic and silicic alteration.  Further, gold values of potential economic significance have been also found in quartz and calcite stockwork veins and veinlets in andesite.  The implications of multiple rock types hosting gold mineralization will undoubtedly broaden the search for additional extensions to the resource trend at Molejon.

The current results adjoin with the data received from the SRK study published in a company news release of October 26, 2005 and are one more step in the process to bring the Molejon deposit to a 43-101 measured resource under the auspices of SRK, who are now on site.

Some highlights of the Oct 26/05 news release are as follows:

“The 2005 (SRK) Report estimates the inferred mineral resource of the Molejon Deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

This 2005 Report represents an increase of 35% over a 1995 pre 43-101 resource estimate of 7.8 million tonnes grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

The 2005 SRK Report also includes additional analysis of the sensitivity of Molejon tonnes and grade at various cut-offs. For example, a cut-off grade of 3.0 g/t results in 3.3 million tonnes grading 5.3 g/t for total contained gold of 560,000 ounces.

SRK was contracted to complete a database audit, resource estimate and an encompassing NI 43-101 Technical Report to be used in support of an Issuer Disclosure of mineral resources and fulfills a requirement for a resource estimate in Petaquilla’s Mine Development Plan that was approved by the government of Panama in Sept 2005 (see Petaquilla Press Release dated Sept 26).

The study included a complete review of the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

The database audit and resource estimate was completed by George H Wahl (“GHW”), an associate of SRK who is a Qualified Person as defined by NI-43-101 and a P.Geo. registered with the Association of Professional Geoscientists of Ontario.”

The on-site independent QP, Sean C. Muller, P. Geo. has observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet N.I. 43-101 standards.  Strict QA/QC protocols have been defined and implemented under Mr. Muller’s supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

Petaquilla Minerals Ltd. has core drilled over 3200 metres of a 6200-metre core drilling program and will continue drilling over the next couple of months.   Complete data from the drill program and a map will be available on the company website.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

May 12, 2006

Item 3.

News Release

The Company’s news release dated May 12, 2006, was disseminated by CCN Matthews on May 12, 2006.

Item 4.

Summary of Material Change

The Company announced that the Company will be holding an Annual and Special General Meeting of shareholders on Tuesday, June 6, 2006, in Panama City, Republic of Panama.  At the Meeting, in addition to the routine business, the shareholders will be asked to approve a plan of arrangement (the “Arrangement”) whereby the Company will transfer the Petaquilla Copper Project in Panama to a newly-formed company called Petaquilla Copper Ltd. (“Copper”).

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Micheal Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated June 21, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy

President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Plan of Arrangement Update

Vancouver, BC – May 12, 2006: Michael Levy, the President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”), is pleased to announce that the Company will be holding an Annual and Special General Meeting of shareholders on Tuesday, June 6, 2006, in Panama City, Republic of Panama.  At the Meeting, in addition to the routine business, the shareholders will be asked to approve a plan of arrangement (the “Arrangement”) whereby the Company will transfer the Petaquilla Copper Project in Panama to a newly-formed company called Petaquilla Copper Ltd. (“Copper”).  The result of the Arrangement, if approved by the shareholders, will be that each shareholder of Petaquilla Minerals Ltd. (“PTQ”), will receive one share of Copper, and will continue to hold one share of PTQ, for each one share of PTQ held on the effective date of the Arrangement.  PTQ will continue the development of the wholly-owned Molejon Gold Project.  Copper will be making application to list its shares on the Toronto Stock Exchange.  The effective date of the Arrangement is expected to take place before the end of June, 2006.

In addition to shareholder approval, the Arrangement is subject to Court and Toronto Stock Exchange approvals.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

June 5, 2006

Item 3.

News Release

The Company’s news release dated June 5, 2006, was disseminated by CCN Matthews on June 5, 2006.

Item 4.

Summary of Material Change

The Company reminded shareholders that its Annual and Special General Meeting of shareholders will be held tomorrow (Tuesday, June 6, 2006) in Panama City, Republic of Panama.  At the Meeting, shareholders will be asked to approve a plan of arrangement (the “Arrangement”) whereby the Company will transfer the Petaquilla Copper Project in Panama to a newly-formed company called Petaquilla Copper Ltd. (“Copper”).

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Micheal Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated June 21, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy

President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Plan of Arrangement - Petaquilla Copper Ltd.

Vancouver, BC – June 5, 2006: Michael Levy, the President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”), reminds shareholders that the Company’s Annual and Special General Meeting of shareholders will be held tomorrow (Tuesday, June 6, 2006) in Panama City, Republic of Panama.

At the Meeting, shareholders will be asked to approve a plan of arrangement (the “Arrangement”) whereby the Company will transfer the Petaquilla Copper Project in Panama to a newly-formed company called Petaquilla Copper Ltd. (“Copper”).  The result of the Arrangement, if approved by the shareholders, will be that each shareholder of Petaquilla Minerals Ltd. (“PTQ”), will receive one share of Copper, and will continue to hold one share of PTQ, for each one share of PTQ held on the effective date of the Arrangement.  The effective date of the Arrangement is expected to be in late-June 2006.

PTQ will continue the development of the wholly-owned Molejon Gold Project.  Copper will be making application to list its shares on the Toronto Stock Exchange.

In addition to shareholder approval, the Arrangement is subject to Court and Toronto Stock Exchange approvals.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.